November 17, 2009

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549-5546

Re:	Golar LNG Limited
Form 20-F for the year ended December 31, 2008
File No. 000-50113

Dear Sir/Madam:

We represent Golar LNG Limited (the "Company").  By letter dated November 5, 2009, the Staff of the Securities and Exchange Commission (the "Staff") presented comments to the Company's Annual Report on Form 20-F for the year ended December 31, 2008, and to the Company's Form 6-K including Second Quarter Results dated August 31, 2009.

Set forth below are the Company's responses to the Staff's comments.  To assist the Staff, the comments are repeated here, and the responses are presented after each of the comments.

Form 20-F for year ended December 31, 2008

Item 3. Key Information

A. Selected Financial Data

(9) Non-GAAP Financial Measures, page 5

1.  We note your disclosure here that you have presented Adjusted EBITDA as a performance measure, and reconciled it to net income.  Your presentation and reconciliation are not in accordance with Item 10-(e) of Regulation S-X as it excludes items that are not non-recurring in nature from non-GAAP performance measures.  Please revise future filings to exclude the presentation of Adjusted EBITDA from your Form 20-F and any other filed documents, as applicable.

The Company acknowledges the Staff's comments and in future will exclude the presentation of Adjusted EBITDA from its Form 20-F and any other filed documents.

B. Liquidity and Capital Resources

Liquidity and Capital Requirements, page 48

2.  We note you have presented working capital excluding the liabilities related to mark to market valuations of derivatives because this is how you measure it. This presentation represents a non-GAAP financial measure as defined by Item 10(e) of Regulation S-X.  Please remove the presentation as we do not accept non-GAAP financial measures with titles and descriptions used for GAAP financial measures (such as working capital). We would not object to the presentation of working capital as defined in the Master Glossary of the ASC accompanied by a discussion of the impact thereon of the liabilities related to the mark to market valuations of derivatives.

United States Securities and Exchange Commission

The Company acknowledges the Staff's comments and in future filings will measure working capital in accordance with the definition as provided in the Master Glossary of the ASC and will accompany this with a discussion of the impact of the liabilities related to the mark to market valuations of derivatives.

3.  As a related matter, under GAAP you have a working capital deficit as of December 31, 2008 and June 30, 2009.  On an ongoing basis please address the reasons for and potential implications of this condition in your narrative.

The Company acknowledges the Staff's comments and in future when the Company has a working capital deficit it will address the reasons and potential implications of this condition.

Note.11- Equity in Net Assets of Non-Consolidated Investees, page F-24

4.  We note, from your income statement, that the equity in net earnings (losses) of investees was $(2,406,000) in fiscal 2008.  Please provide us with a schedule of this balance by individual investee. In addition, please discuss the consideration you have given to the disclosure requirements of Rule 3-09 of Regulation of S-X.  Demonstrate, numerically, that no investee meets the significance test with respect to income in fiscal 2008.  Your attention is invited to Rule 1-02(w)(3) of Regulation S-X for guidance.

Set forth below is a schedule analyzing by investee, equity in net earnings (losses) of investees of $(2,406,000) for the fiscal year 2008:

(in thousands of $)	2008

Bluewater Gandria NV ("Bluewater Gandria")	$(572)
Liquefied Natural Gas Limited ("LNGL")	(1,576)
Egyptian Company for Gas Services S.A.E ("ECGS")	(166)
OLT Offshore LNG Toscana S.p.A ("OLT-O")	(92)
Equity in net earnings (losses) of investees	$(2,406)

In consideration of the disclosure requirements of Rule 3-09, the Company performed the significance tests as contained in Rule 1-02(w) substituting 20% for 10%.  It was concluded that no investee satisfied the significance tests requiring the inclusion of separate financial statements. A summary of the Company's results and level of significance by investee with respect to income in fiscal 2008 is provided below:

(in thousands of $)	Bluewater	LNGL	ECGS	OLT-O

Equity in net (losses) before tax of investees	$(572)	$(1,576)	$(166)	$(92)
Group consolidated (losses) before taxes (1)	$75,184	$75,184	$75,184	$75,184
Equity in net losses before taxes of investees as a % of Group net losses before taxes	1%	2%	0%	0%

(1)	Represents the average of the income for the last five fiscal years omitting the loss incurred in fiscal year 2008.

United States Securities and Exchange Commission

Note 21 – Other Current Liabilities, page F-30

5.  Please explain to us the nature and origin of the deferred drydocking and operating cost revenue balances. We assume these balances relate to reimbursements for "certain vessel operating and drydocking costs" as described in the first paragraph under the caption "Revenue and expense recognition" on page F-10.  If our assumption is correct, please advise how the reimbursement process works in each of these cases in your response in greater detail. In the case of the operating cost "reimbursements" please further clarify why recognition of the reimbursement would be deferred.

The Company confirms the Staff's assumption that the nature and origin of the deferred drydocking and operating cost revenue balances relate to the reimbursements for "certain vessel operating and drydocking costs" as described under the caption "Revenue and expense recognition" on page F-10.

The reimbursement process for each is described below:

Deferred drydocking revenue balances

For charters following this reimbursement arrangement the Company will agree with the charterer a budget for the forthcoming drydock.  This amount will then be invoiced to the charterer in the year in which the vessel will enter drydock. The reimbursement for these drydocking costs will be deferred until completion of the respective dryocking and will then be recognized in revenue evenly over the period until the next anticipated drydocking, which is generally between two to five years.

Deferred operating cost revenue balances

For charters with this reimbursement arrangement, annually the Company will agree with the charterer a forecast operating cost budget for the respective vessel for the coming year. The charterer will then be invoiced periodically for the reimbursement of these operating costs, and the revenue will be recognized evenly over the course of the year. Some time after the year end the Company and the charterer will meet to agree the actualization of the vessel operating costs in terms of agreed overruns or under-spends between the two parties, which will then be settled.  At year end the Company will prepare a best estimate as to the actualized amount of the overrun or under-spend. Where the Company envisages an under-spend i.e. the Company has incurred less operating expense than originally budgeted the Company will reduce revenue and recognize a liability for this balance.

Note 26- Share Capital and Share Options, page F-41

6.  Please tell us how you considered your policy of reducing the exercise price of options by the amount of the dividends declared and paid in your financial statements and how your conclusions are consistent with paragraph 718-10-55-44 of the ASC. In this regard, we note that the expected dividend yield is zero.

Except for the options granted in 2001, all of the Company's stock options contain a dividend protection clause. The form this clause takes is that when a dividend is declared and paid, the exercise price of the option is reduced downwards by the same.  To clarify, no dividend payment is made to the option holders of the outstanding option awards.  Accordingly, the Company has taken account of the dividend protection clause in estimating the fair value of the options by using an expected dividend assumption of zero in its assumptions for use in a Black Scholes Option Pricing Model.  The Company considers this accounting treatment is consistent with the provisions of ASC 718-10-55-44.

United States Securities and Exchange Commission

Form 6-K with Second Quarter Results, August 2009

7.  We note the disclosure that you did not estimate the fair value of your investments in either TORP Technology and OLT-O as you did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments was not recoverable. We also note from your footnote disclosure related to Other Non-Current Assets in your Form 20-F that you appear to consider these to be cost-method investments. Please explain to us why you have listed a fair value in the table presented here as of June 30, 2009, and why the balance has increased.

The Company acknowledges the typographical error regarding listing a fair value for these cost-method investments, TORP Technology and OLT-O. The Company will correct this line item in its future filings.

Please feel free to contact the undersigned at (212) 574-1223, or Christine Westbrook of this office at (212) 574-1371, with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

SK 03849 0004 1048309